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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

06003510

SEC FILE NUMBER

8- 2/2/5

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _January 1, 2005_ AND ENDING _December 31, 2005_

                                                  MM/DD/YY                             MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   Bankers & Investors Co.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

701 Minnesota Avenue

(No. and Street)

| Kansas City | Kansas | 66101 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Quill                                         913-621-8442

                                                   (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Prestia Vick & Associates, LLC

(Name – if individual, state last, first, middle name)

| 3130 Broadway | Kansas City | Missouri | 64111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, __Brian Quill_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Bankers & Investors Co. _____ , as of _____ December 31 _____ , 20 05 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DONNA JEAN AMIS
STATE OF KANSAS  My Appt. Exp. 12/9/08

_____  
Signature

President

_____  
Title

_____  
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# PRESTIA VICK & ASSOCIATES, LLC
## CERTIFIED PUBLIC ACCOUNTANTS

3130 BROADWAY
KANSAS CITY, MISSOURI 64111
(816) 753-8036 • (816) 753-0622 FAX
E-MAIL: cpa@prestiavick.com

F. MICHAEL PRESTIA, CPA                                                BUD L. VICK, CPA, CVA

## INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Bankers & Investors Co.:

We have audited the accompanying statements of financial condition of Bankers & Investors Co., (a wholly-owned subsidiary of Valley View Bancshares, Inc.) as of December 31, 2005 and 2004, and the related statements of operations and deficit, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirements, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Bankers & Investors Co. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

*Prestia Vick & Associates LLC*

February 17, 2006

Members of the American Institute of Certified Public Accountants

# BANKERS & INVESTORS CO.

## Statements of Financial Condition

### December 31, 2005 and 2004

| <u>Assets</u> | | <u>2005</u> | <u>2004</u> |
|---|---|---|---|
| Current assets: | | | |
| Cash and cash equivalents | $ | 70,037 | 178,026 |
| Commissions receivable | | 13,510 | 18,238 |
| Receivable from parent company related to | | | |
| income tax allocation | | 7,827 | 3,359 |
| Prepaid expense | | 12,819 | 2,332 |
| Accrued interest | | 1,083 | 926 |
| Total current assets | | 105,276 | 202,881 |
| | | | |
| Office furniture and equipment | | 8,295 | 8,295 |
| Less accumulated depreciation | | 7,675 | 7,036 |
| Net office furniture and equipment | | 620 | 1,259 |
| | | | |
| Other assets: | | | |
| Goodwill | | 384,797 | 384,797 |
| Funds held in escrow for broker or dealer | | 25,000 | 25,000 |
| Total other assets | | 409,797 | 409,797 |
| | | | |
| Total assets | $ | 515,693 | 613,937 |

### Liabilities and Stockholder's Equity

| | | 2005 | 2004 |
|---|---|---|---|
| Current liabilities: | | | |
| Accounts payable | $ | 55,225 | 96,736 |
| | | | |
| Stockholder's equity: | | | |
| Common stock, no par value; 1,000 shares | | | |
| authorized, issued and outstanding | | 32,131 | 32,131 |
| Additional paid-in capital | | 490,897 | 490,897 |
| Deficit | | (62,560) | (5,827) |
| Total stockholder's equity | | 460,468 | 517,201 |
| | | | |
| Total liabilities and stockholder's equity | $ | 515,693 | 613,937 |

See accompanying notes to financial statements.

# BANKERS & INVESTORS CO.

## Statements of Operations and Deficit

### For the Years Ended December 31, 2005 and 2004

| Revenues: | | 2005 | 2004 |
|---|---|---|---|
| Commissions income | $ | 1,063,358 | 1,083,749 |
| Interest | | 14,245 | 11,631 |
| Loss on sale of marketable security | | -0- | (6,110) |
| Other | | 9,092 | 10,740 |
| Total revenue | | 1,086,695 | 1,100,010 |
| | | | |
| Expenses: | | | |
| Operating and administrative | | 1,177,004 | 1,130,718 |
| Depreciation | | 639 | 1,400 |
| Total expenses | | 1,177,643 | 1,132,118 |
| | | | |
| Loss before income tax benefit | | (90,948) | (32,108) |
| | | | |
| Income tax benefit | | 34,215 | 12,079 |
| | | | |
| Net loss | | (56,733) | (20,029) |
| | | | |
| Retained earnings (deficit) at beginning of year | | (5,827) | 14,202 |
| | | | |
| Deficit at end of year | $ | (62,560) | (5,827) |

See accompanying notes to financial statements.

# BANKERS & INVESTORS CO.

## Statements of Cash Flows

## For the Years Ended December 31, 2005 and 2004

|  | | 2005 | 2004 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net loss | $ | (56,733) | (20,029) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | | |
| Depreciation | | 639 | 1,400 |
| Loss on sale of marketable security | | -0- | 6,110 |
| Change in current assets and liabilities: | | | |
| (Increase) decrease in: | | | |
| Commissions receivable | | 4,728 | 1,878 |
| Other receivables | | (4,468) | 334 |
| Accrued interest | | (157) | (5) |
| Prepaid expenses | | (10,487) | (874) |
| (Decrease) Increase in: | | | |
| Accounts payable | | (41,511) | 25,099 |
| | | | |
| Net cash generated (used) by operating activities | | (107,989) | 13,913 |
| | | | |
| Cash flow from investing activity: | | | |
| Proceeds, sale of marketable security | | -0- | 6,290 |
| | | | |
| Net increase (decrease) in cash | | (107,989) | 20,203 |
| | | | |
| Cash and cash equivalents at beginning of year | | 178,026 | 157,823 |
| | | | |
| Cash and cash equivalents at end of year | $ | 70,037 | 178,026 |

See accompanying notes to financial statements.

8

# BANKERS & INVESTORS CO.

## Statements of Changes in Liabilities Subordinated
## to Claims of General Creditors

### For the Years Ended December 31, 2005 and 2004

There were no liabilities subordinated to the claims of creditors at the beginning or end of, or at any time during either of the years.

BANKERS & INVESTORS CO.

Notes to Financial Statements

December 31, 2005 and 2004

1) <u>Description of Business and Summary Of Significant Accounting Policies</u>

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

<u>Description of Business</u>
Bankers & Investors Co. (Company) is a full service securities broker providing investment advisory and other related services to clients in the Midwestern United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor. The Company is a wholly-owned subsidiary of Valley View Bancshares, Inc.

<u>Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

<u>Receivables</u>
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

<u>Property and Equipment</u>
Equipment is carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets are charged against earnings in the current period.

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives of 5 to 7 years using accelerated recovery methods.

<u>Income Taxes</u>
The Company files consolidated Federal and state tax returns with its parent. In conformity with this treatment, the Company records an income tax expense or benefit, paid to or received from its parent monthly. The amount is calculated based on the Company's financial statement income or loss, multiplied by what is estimated to be a reasonable aggregate Federal and state income tax rate for the consolidated return (estimated to be approximately 37% for 2005 and 2004). All current and deferred income tax liabilities or receivables are accounted for on the financial statements of the parent, which also is responsible for making all tax payments.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Concentration of Risk</u>
In certain instances, the Company's cash and cash equivalents are deposited in institutions in amounts exceeding the $100,000 federally insured limit.

Goodwill

The Company has recorded goodwill "pushed down" from its parent company, which owns 100% of the Company's common stock (see note 2). Goodwill therefore represents the excess of the purchase price of the parent's investment in the Company over the net book value of the Company's other assets. In accordance with Statement of Financial Accounting Standards 142, the goodwill recorded is not amortized but rather is tested for impairment annually. It was not considered necessary to record any such impairment during either the years ended December 31, 2005 and 2004.

2) **Change in Stockholder Interest and Application of "Push-Down Accounting" for Stockholder's Equity**

During the year ended December 31, 2003, the stockholder which at the end of the prior year owned 80% of the Company's common stock purchased the remaining shares outstanding and is the sole stockholder as of the balance sheet date. The Company has elected to apply the principle of "push-down" accounting to reflect the effects of this investment. Under the push-down principle, the excess of the parent's investment cost over the net book value of the assets of the investee company/subsidiary which has been acquired is pushed down into the financial statements of the subsidiary and recorded as goodwill and capital contribution. Such principle is typically applied when the parent's investment exceeds 95% of the subsidiary's stock.

In accordance with this policy, when the parent stockholder acquired the additional 20%, accomplishing 100% ownership, the parent's excess of cost over net book value of the Company's assets ($384,797) was recorded on the Company's financial statements as "goodwill" and an equal amount was recorded as a contribution of capital, increasing the Company's additional paid-in capital.

3) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, which amounted to $3,681 at December 31, 2005. At December 31, 2005, the Company had net capital of $460,468, which was $48,244 in excess of its required net capital of $5,000.

4) **Material Inadequacies**

None noted.

5) **Related Parties**

The Company's Parent pays occupancy costs of the Company. The Company paid its Parent $418,689 and $447,123 in networking agreement fees for the years ended December 31, 2005 and 2004, respectively, for these costs.

The Company had a receivable from its parent in the amounts of $7,827 and $3,359 at December 31, 2005 and 2004, respectively, related to income tax allocation.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2005

# BANKERS & INVESTORS CO.

## Schedule I

### Computation of Net Capital
### Under Rule 15c3-1 of the
### Securities and Exchange Commission

### As of December 31, 2005

**Net Capital**

| | | |
|---|---|---:|
| Total stockholder's equity | $ | 460,468 |
| Ownership equity not allowable for net capital: | | |
| Fixed assets | | 620 |
| Goodwill | | 384,797 |
| Receivables from non-customers | | 7,827 |
| Prepaid expenses | | 12,819 |
| Net capital before haircuts on investments | | 54,405 |
| Haircuts on investments | | 1,161 |
| | | |
| Net capital | $ | 53,244 |

| | | |
|---|---|---:|
| **Aggregate Indebtedness** | $ | 55,225 |

**Computation of Basic Net Capital Requirement**

| | | |
|---|---|---:|
| Minimum net capital required | $ | 5,000 |
| Excess of net capital | $ | 48,244 |
| Ratio: aggregate indebtedness to net capital | | 1.04 to 1 |

## A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of
December 31, 2005)

| | | |
|---|---|---:|
| Total ownership equity qualified for net capital per December 31, 2005, Part II A | $ | 460,468 |
| Total ownership equity qualified for net capital per December 31, 2005, audit report | $ | 460,468 |
| Non-allowable assets per December 31, 2005 Part II A | $ | 406,063 |
| Non-allowable assets per December 31, 2005 audit report | $ | 406,063 |
| Net capital, as reported in Company's Part II A | $ | 53,244 |
| Net capital per December 31, 2005 audit report | $ | 53,244 |

BANKERS & INVESTORS CO.

Schedule II

Computation of Determination of
Reserve Requirements and Information
Relating to Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

As of December 31, 2005

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

INDEPENDENT ACCOUNTANTS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED
BY SEC RULE 17a-5

# PRESTIA VICK & ASSOCIATES, LLC
## CERTIFIED PUBLIC ACCOUNTANTS

3130 BROADWAY
KANSAS CITY, MISSOURI 64111
(816) 753-8036 • (816) 753-0622 FAX
E-MAIL: cpa@prestiavick.com

F. MICHAEL PRESTIA, CPA               BUD L. VICK, CPA, CVA

## INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Bankers & Investors Co.:

In planning and performing our audit of the financial statements of Bankers & Investors Co. (a wholly-owned subsidiary of Valley View Bancshares) for the year ended December 31, 2005, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 17, 2006